Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

November 10, 2016

VIA EDGAR

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Nuveen Floating Rate Income Opportunity Fund

Registration Statement on Form N-2

File Nos. 333-212356 and 811-21579

Dear Ms. Browning,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Floating Rate Income Opportunity Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on November 15, 2016 or as soon thereafter as practicable.

Sincerely,

NUVEEN FLOATING RATE

INCOME OPPORTUNITY FUND

By: /s/ Gifford R. Zimmerman

Gifford R. Zimmerman

Vice President and Secretary